SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 28, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui, Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F    X                           Form 40-F
                        -----                                    -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes                                       No    X
                    -----                                    -----

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Bonso Electronics Announces Agreement with Sunbeam to Produce Bath Scales under the Health o meter(R) Brand

     HONG KONG, Sept. 27 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International, Inc (Nasdaq: BNSO), a designer and manufacturer of sensor based and telecommunications products, announced today that it is manufacturing bath scales and Body Fat Monitors for Sunbeam Products, Inc. being sold under the Health o meter(R) brand.

     Anthony So, Chairman, CEO and President of Bonso Electronics stated, "We believe the combination of Bonso's engineering, production and technical capabilities, the retail distribution and marketing capabilities of Sunbeam and a strong consumer brand like Health o meter(R), provides the retailer and consumer with a powerful choice in the bath scale and Body Fat Monitor business."

     Mr. So further stated, "We believe the relationship leverages both company's strengths and we are very excited about the potential growth prospects for Sunbeam and Bonso."

     About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

     About Sunbeam Products, Inc.

     Since the introduction of its first electric appliance in 1910, the Sunbeam(R) brand has grown to a position of leadership in the consumer goods industry. The company has made numerous contributions to the industry through both product innovation and product improvements. Sunbeam's original appliance, an electric iron, was produced in 1910 to offset the seasonal nature of the clipping and shearing business. Further diversification occurred in 1920 when the company brought out the first automatic lawn sprinkler marketed in the United States. Electric toasters were added in 1922, coffeemakers in 1929, and the famous Sunbeam(R) Mixmaster stand mixer in 1930. The latter established the company as a major factor in the small appliance and consumer goods industry.

     Over the years, the company has added many more products to its portfolio and earned a reputation as an innovator. Sunbeam's product innovations have included the governor-controlled food mixer, controlled heat immersible fry pan, cap-type hair dryer, fully automatic radiant controlled toaster, oscillating blade electric shaver, automatic vacuum-type coffeemaker, and the In2itive(R) "smart" blender.

     Today, Sunbeam Products, Inc., a subsidiary of American Household, Inc., is a leading global consumer products company that designs, manufactures, and markets, nationally and internationally, a diverse portfolio of consumer


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products under such world-class brands as Sunbeam(R), Oster(R), Mr. Coffee(R), and Health o meter(R). Sunbeam Products, Inc. has manufacturing facilities in the U.S., Mexico, and Venezuela, with over 3,000 employees worldwide. Each strategic business entity of Sunbeam Products, Inc. - Appliances, Health, and Personal Care and Comfort, holds dominant market shares in their respective products.

     Sunbeam Products, Inc. is entering an exciting period as it moves into a new era of growth. Armed with one of the world's strongest portfolio of brands that are synonymous with innovation, quality, and durability, and with widespread recognition of those brands, the company is poised to lead the industry.

     The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     For more information about Bonso, please contact In US - George OLeary
     Tel: 1-949-760-9611
     Fax: 1-949-760-9607

     In Hong Kong - Cathy Pang
     Tel: +852-2605-5822
     Fax: +852-2691-1724

SOURCE  Bonso Electronics International, Inc



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




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: September 28, 2004                 By:   /s/  Henry F. Schlueter
     -------------------                       ---------------------------------
                                                    Henry F. Schlueter
                                                    Assistant Secretary



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